UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 26, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Macy's, Inc.

File No. 001-13536 - CF#24120

_____

Macy's, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 8, 2009.

Based on representations by Macy's, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 3, 2014
Exhibit 10.3	through September 3, 2019
Exhibit 10.4	through September 3, 2019
Exhibit 10.5	through September 3, 2019
Exhibit 10.6	through September 3, 2019
Exhibit 10.7	through September 3, 2019
Exhibit 10.8	through September 3, 2019
Exhibit 10.9	through September 3, 2019
Exhibit 10.10	through September 3, 2019
Exhibit 10.11	through September 3, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel